December 17, 2010
BY EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Burger King Holdings, Inc. (“Holdings”) and Burger King Corporation (“BKC”) Registration Statement on Form S-4 (File No. 333-170614)
Ladies and Gentlemen:
     BKC, as issuer and a wholly-owned subsidiary of Holdings, proposes to offer to exchange (the “Exchange Offer”), upon the terms and subject to the conditions set forth in the Registration Statement on Form S-4 (File No. 333-170614) (the “Registration Statement”), as amended, and in the accompanying Letter of Transmittal, all of its outstanding unregistered $800,000,000 9 7/8% Senior Notes due 2018 (“Original Notes”) for $800,000,000 9 7/8% Senior Notes due 2018 (“Exchange Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Original Notes are, and the Exchange Notes will be, guaranteed, jointly and severally, on a senior unsecured basis by Holdings and BK Acquisition, Inc., BK CDE, Inc., Burger King Interamerica, LLC, Burger King Sweden Inc., Distron Transportation Systems, Inc., Moxie’s, Inc., The Melodie Corporation, TPC Number Four, Inc. and TQW Company (collectively with Holdings, the “Guarantors”).
     BKC and the Guarantors are making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance (the “Staff”) enunciated in the no-action letters of Exxon Capital Holdings Corporation (avail. April 13, 1988), Morgan Stanley & Co. Incorporated (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993). BKC and the Guarantors represent that they (a) have not entered into any arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes received in the Exchange Offer and (b) have not entered into any arrangement or understanding with any broker-dealer to participate in a distribution of the Exchange Notes. To the best of BKC’s and the Guarantors’ knowledge, based upon the representations and agreements to be set forth in the Letter of Transmittal, each holder of Original Notes who exchanges Original Notes for Exchange Notes in the Exchange Offer will be acquiring such Exchange Notes in the ordinary course of its business and will have no arrangement or understanding with any person to participate in a distribution of such Exchange Notes. The Registration Statement indicates that if a holder who is an affiliate or has an arrangement or understanding with respect to the distribution of the Exchange Notes, such holder of Exchange Notes will not be entitled to rely on the Staff’s position enunciated in the prior interpretive letters and, instead, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction unless such resale is made pursuant to an exemption from such requirements. BKC and the Guarantors acknowledge that a secondary resale transaction by a holder who is using the Exchange Offer to participate in a distribution of Exchange Notes to be acquired in the Exchange Offer should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Securities and Exchange Commission
December 17, 2010

     The Registration Statement also indicates that if any broker-dealer holds Original Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Original Notes for Exchange Notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer will acknowledge in the Letter of Transmittal that it acquired the Original Notes for its own account as the result of market-making or other trading activities and will agree to deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes (which may be the Registration Statement). The Letter of Transmittal will also state that, by such acknowledgment and delivery, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Securities and Exchange Commission
December 17, 2010

     Should you have any questions or comments regarding this matter, please contact the undersigned at (305) 378-7913 or BKC’s and the Guarantors’ legal counsel, Kara L. MacCullough, Esq., at (305) 789-7548.

Very truly yours, Burger King Holdings, Inc.
By:	/s/ Anne Chwat
	Name:	Anne Chwat
	Title:	General Counsel

Burger King Corporation
By:	/s/ Anne Chwat
	Name:	Anne Chwat
	Title:	General Counsel

BK Acquisition, Inc. BK CDE, Inc. Burger King Interamerica, LLC Burger King Sweden Inc. Distron Transportation Systems, Inc. Moxie’s, Inc. The Melodie Corporation TPC Number Four, Inc. TQW Company
By:	/s/ Anne Chwat
	Name:	Anne Chwat
	Title:	General Counsel